 Exhibit 99.1

111, Inc. Announces Additional Round of New Capital Injection

Led by Esteemed List of Technology Investment Firms

SHANGHAI, December 22, 2020 /PRNewswire/ – 111, Inc. ("111" or the "Company") (NASDAQ: YI), a leading digital healthcare platform company committed to digitally connecting patients with medicine and healthcare services in China, today announced the successful completion of new capital injection in its principal PRC subsidiary by a selected group of strategic and mission-driven investors.

On December 22, 2020, 1 Pharmacy Yaofang Technology (Shanghai) Co., Ltd. (previously known as Yao Fang Information Technology (Shanghai) Co., Ltd.) (“Yao Fang Shanghai”), the principal operating subsidiary of 111 in China, completed a new round of capital injection from strategic investors. According to the investment agreements, the investors invested in Yao Fang Shanghai an aggregate of RMB515 million (approximately US$78.75 million*), at a pre-money valuation of RMB10 billion (approximately US$1.53 billion*). This round of funding follows a RMB419.82 million (approximately US$60.49 million) first round secured in August 2020, bringing total funds raised to-date to RMB934.82 million (approximately US$142.84 million*). This funding aims at supporting the company in its business expansion, including its capacity to address the growing needs of millions of patients for digital solutions in healthcare.

In addition to the existing shareholders from previous round of financing, namely, Youkai Investment, Shanghai Strategy Fund, Liangji Industrial as well as a few other investment firms, 111 welcomes newly joined investors including SAIF Partners, Shenli Investment, Huasai Fund, Zhangjiang Torch Venture Investment, GeniLink Capital, Shanghai Science & Technology Venture Capital, Renmin Pudong Investment, Ideate Investments, and Zhangjiang Technology Venture Investment, Huazhi Capital in this second round.

In connection with the capital injection, the investors have agreed to take all necessary and reasonable steps to facilitate the proposed listing of Yao Fang Shanghai on the Shanghai Stock Exchange’s Sci-Tech innovAtion boaRd (the “STAR Market”). In the event that Yao Fang Shanghai’s proposed listing on the STAR Market is not completed before June 30, 2023 or the date other agreed by Yao Fang Shanghai and investors in writing, the investors of Yao Fang Shanghai may choose to exercise their option to require the controlling shareholder of Yao Fang Shanghai, Yao Wang Corporation Limited, to redeem all or part of the equity interests then owned by such investors at a price equal to the initial investment amount plus accrued interest at a simple annual rate of 6%.

Mr. Junling Liu, Co-Founder, Chairman, and Chief Executive Officer of 111, commented, “We are very proud of the strong support 111 has received from investors as they continue to embrace digital healthcare innovation. We see the investments from these distinguished new investors as a strong testament to the confidence these investors have in 111 and its expected contribution in advancing digitalization in healthcare delivery. 111 is committed to fulfilling its mission on digitally connecting patients with medicine and healthcare services in China. “

“Our biggest challenge today is responding to the overwhelming number of opportunities with which we are being confronted.” Mr. Liu continued, “as we close this investment round, we will continue to seek out and capitalize on strategic market opportunities, solidify our leadership in China’s digital healthcare market, accelerate business growth and expedite our next phase of expansion. Furthermore, 111 will continue to pursue its plan to list the shares of Yao Fang Shanghai on the STAR Market, subject to regulatory approvals and market conditions. Again, we are thrilled that our innovative business model keeps on attracting high quality and mission driven investors interests on a continuous basis.”

* Translations from RMB to U.S. dollars are made at a rate of RMB6.5445 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of Dec 11, 2020.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as 111's strategic and operational plans, contain forward-looking statements. 111 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company's ability comply with extensive and evolving regulatory requirements, its ability to compete effectively in the evolving PRC general health and wellness market, its ability to manage the growth of its business and expansion plans, its ability to achieve or maintain profitability in the future, its ability to control the risks associated with its pharmaceutical retail and wholesale businesses, and the Company's ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 111 does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About 111, Inc.

111, Inc. (NASDAQ: YI) ("111" or the "Company") is a leading digital healthcare platform committed to digitally connecting patients with medicine and healthcare services in China. The Company provides consumers with better access to pharmaceutical products and healthcare services directly through its online retail pharmacy, 1 Drugstore, and indirectly through its offline virtual pharmacy network. The Company also offers online healthcare services through its internet hospital, 1 Clinic, which provides consumers with cost-effective and convenient online consultation, electronic prescription service, and patient management service. In addition, the Company's online wholesale pharmacy, 1 Drug Mall, serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products. With the largest virtual pharmacy network in China, 111 enables offline pharmacies to better serve their customers with cloud-based services. 111 also provides an omni-channel drug commercialization platform to its strategic partners, which includes services such as digital marketing, patient education, data analytics, and pricing monitoring.

For more information on 111, please visit: http://ir.111.com.cn/.

For more information, please contact:

111, Inc.

Investor Relations

Email: ir@111.com.cn

111, Inc.

Media Relations

Email: press@111.com.cn

Phone: +86-021-2053 6666 (China)

GCM Strategic Communications

IR Counsel

Email: 111.ir@gcm.international

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